SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated February 11, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                     ---     ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                     ---     ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                 Yes       No X
                                     ---     ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, two press releases dated February 11, 2003, the first announcing that IBM, the Company, and ENGINEERING.com Incorporated, a leading business-to-business Internet marketplace for engineering products and services, today announced the availability of a specially-priced CATIA(R) student version, the second announcing that Delmia Corp. has entered into an educational partnership agreement with Monroe Community College (MCC) in Monroe, Michigan.

                   IBM, Dassault Systemes and ENGINEERING.com
     Advance Computer and Manufacturing Knowledge Among Engineering Students

                  ENGINEERING.com to distribute student version
                           of leading CAD/CAM solution

Paris, France and Toronto, Canada - February 11, 2003 - IBM, Dassault Systemes (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA), and ENGINEERING.com Incorporated (CDNX: EGN), a leading business-to-business Internet marketplace for engineering products and services, today announced the availability of a specially-priced CATIA(R)student version.

IBM Product Lifecycle Management's (PLM) CATIA software, developed by Dassault Systemes, is the world's leading product development solution. PLM enables design engineers to access and leverage critical product engineering data across the entire enterprise and throughout a product's lifecycle, from conceptualization and development to product servicing in the marketplace.

Distributed by ENGINEERING.com and based on CATIA V5R10, CATIA-Design for Student 1 Configuration (CS1) provides engineering students with design tools to perform 3D part and assembly design, generate production drawings, create wireframe construction plans and work concurrently with other students in a virtual environment, from school or home. Engineering students at more than 1,200 universities around the world that use CATIA will have access to CS1 in order to learn about and gain knowledge to a variety of advanced hardware and software technologies, thus preparing them for careers as professional engineers.

CS1 is also available to students attending a CATIA Higher Education and Training (HEAT) institution or participating in a HEAT project. HEAT is an IBM program that provides more than 100 colleges and universities around the world with technology and curriculum content to implement CAD/CAM training. It has been implemented in a wide variety of institutions, including graduate and undergraduate programs.

"It is extremely gratifying to have IBM choosing us as their primary partner to help them reach tomorrow's engineers, particularly given our companies' mutual commitment to supporting and advancing the engineering profession," said Frank Baldesarra, ENGINEERING.com President and CEO. "Together, we hope to quickly bring cutting edge PLM concepts and software to the next generation of engineers and even, to engage them enough so that they can add their own insights and expertise to the development of PLM in the future."

"The greatest challenge facing new engineering graduates is in finding the best way to reduce the "knowledge gap" between what they have been taught academically and what they actually need to be able to do once they begin to work," said David Checkel, Professor of Mechanical Engineering at University of Alberta in Edmonton. "If students learn about PLM from IBM, and if they can gain hands on experience with some of the technologies related to it, then they will be better prepared to contribute to the professional community once they start working."

"By learning to use IBM PLM solutions, engineering students are practically guaranteeing that they will be highly employable in the workforce," said Christine Lemyze, vice president of worldwide marketing, IBM PLM. "IBM PLM has over 20,000 customers worldwide, including many small and medium businesses, and is the de facto standard in both the aerospace and defense industry and the automotive industry. By learning their trade on our products, they are gaining skills that will help them to thrive through the course of their careers."

"Dassault Systemes is deeply committed to its student license program because we believe that providing students with our latest solutions, fully identical to those available in the industry, is a win-win strategy that benefits everyone," said Francis Bernard, executive committee advisor, Dassault Systemes. "In the short-term, the CATIA student version gives engineering students practical, hands-on experience that equips them for the workplace. In the long-term, it is an investment in the future success of industry, manufacturing and business overall."


                                       ###

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

About ENGINEERING.com
ENGINEERING.com Incorporated (CDNX: EGN) is the developer-owner of the ENGINEERING.com Internet-based software and business utility, which are being developed to become the ultimate resource tool for the global engineering community and to provide a leading business-to-business Internet marketplace for engineering products and services. The ENGINEERING.com Incorporated head office is located in Mississauga, Ontario, Canada and can be reached toll-free at 1
(877) 997-9917, by facsimile at (905) 273-6691 or through the Internet at http//www.engineering.com

ENGINEERING.com Press         IBM Press Contact:          Dassault Systemes Press     Dassault Systemes Investor
Contact:                      Colette Ballou              Contact:                    Contacts:
Greg Taylor                   +33 1 41 88 56 21           Anthony Marechal            Emma Rutherford, Harriet
+1.877.997.9917               colette_ballou@fr.ibm.com   +33 1 55 49 84 21           Keen
gtaylor@engineering.com                                   anthony_marechal@ds-fr.com  Financial Dynamics
                                                                                      +44 207 831 3113

                  Delmia Corp. Establishes Academic Partnership
                          With Monroe Community College


Troy, Mich.-- February 11, 2003-- Digital manufacturing solutions provider Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY; Euronext Paris:
#13065, DSY.PA), today announced it has entered into an educational partnership agreement with Monroe Community College (MCC) in Monroe, Michigan. Under the terms of the agreement, the college has purchased two DELMIA simulation software products at a substantially reduced cost.

MCC is utilizing DELMIA's IGRIP(R) product for kinematics and robotic simulation in one of its engineering technology automation courses. DELMIA's Quest(R) software is being used for factory floor simulation and for analyzing plant processes in the school's Quality Systems Technology Program. The use of these visual software tools, the college believes, will help students more effectively grasp complex theoretical concepts.

"I think that the introduction of simulation into our traditional teaching methods for automation and manufacturing processes allows students to experiment with and see computerized results for themselves," said John Schneeg, assistant professor of mechanical engineering technology at Monroe Community College. "People tend to be visual learners, and we have found that simulation emphasizes these points better than solely relying on mathematical formulas." "Seeing is believing", added Roy Smolky, Delmia Corp. academic program coordinator. "Computer simulation can take the mundane out of experimentation, and give students a stronger, intuitive insight into the evaluation of workcells and plant flow efficiency." Monroe Community College is a public, two-year institution in Monroe, Michigan with approximately 3,500 students. Most students involved in the engineering programs are part-time, enrolled in robotics and CAD courses, and serve as apprentices at Ford and Visteon. MCC is also one of a few schools that has a full-size, coordinate measuring machine (CMM) and a metrology precision measurement program. In the future, according to Professor Schneeg, the college may also use DELMIA's Inspect(R) software to complement this curriculum. DELMIA has existing academic partnership agreements with many two-year and four-year academic institutions, including Macomb Community College, Mott Community College, Oakland Community College, Washtenaw Community College, Central Michigan University, University of Michigan, Lake Superior State University, Mississippi State University, Georgia Institute of Technology (Georgia Tech), Heart of Georgia Technical College, Oregon State University, Purdue University, and Western New England College.

                                      # # #

About Delmia Corp.
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about Delmia Corp. is available at http://www.delmia.com.
                                                        ----------------------


About Dassault Systemes
As world leader in PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systemes is available at http://www.3ds.com.

                        DELMIA Press Contact:
                        Nancy Lesinski

                        French & Rogers (On Behalf Of DELMIA
                        Corp.) +1 248 641-0044
                        n.lesinski@french-rogers.com
                        ----------------------------


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          DASSAULT SYSTEMES S.A.


     Date: February 11, 2003              By:    /s/ Thibault de Tersant
                                                 ------------------------
                                          Name:  Thibault de Tersant
                                          Title: Chief Financial Officer,
                                                 Executive Vice President